FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                31 December, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Directorate Change


(London - 31 December 2003) In accordance with terms of his contract, Peter Giller has resigned from the Board of International Power plc, with effect from
today.   Peter joined International Power as Chief Executive Officer in March
2000, prior to demerger from National Power, and became a non-executive director in January 2003.


Sir Neville Simms, Chairman of International Power said: "On behalf of the Board of International Power, I would like to thank Peter for his contribution to the Company over the last few years. Peter successfully led International Power through demerger and has played a key role in establishing and focussing the company in its core markets."



-ends-





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary